                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            TRM Copy Centers Corp.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  8762636105
                                (CUSIP Number)

Mr. Lance Laifer                                Gerald Adler
Laifer Capital Management, Inc.                 Shereff, Friedman,
Hilltop Partners, L.P.                            Hoffman & Goodman, LLP
45 West 45th Street                             919 Third Avenue
New York, New York 10036 (212) 921-4139         New York, New York 10022
                                                (212) 758-9500
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 20, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.     872636105                            Page 2 of   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Hilltop Partners, L.P.
------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                            (b) / /
------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------

4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                 / /

------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------

      NUMBER OF        7      SOLE VOTING POWER
       SHARES                      369,150
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY
        EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                369,150
       PERSON
         WITH         10     SHARED DISPOSITIVE POWER
------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        369,150
------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        / /

------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.7%
------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                        PN
------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

SCHEDULE 13D

CUSIP No.     872636105                      Page 3 of   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Laifer Capital Management, Inc.
------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                            (b) / /
------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------

4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                     / /

------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------

      NUMBER OF        7      SOLE VOTING POWER
       SHARES                      483,850
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY                      0
        EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                    483,850
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                       206,800

------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        690,650
------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       / /

------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.6%
------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                        CO, IA
------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

SCHEDULE 13D

CUSIP No.     872636105                     Page    4    of           Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Lance Laifer
------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                           (b) / /
------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------

4        SOURCE OF FUNDS*
         WC
------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)   / /

------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------

      NUMBER OF        7      SOLE VOTING POWER
       SHARES                      483,850
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY                      0
        EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                  483,850
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     206,800
------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        690,650
------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                              / /

------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.6%
------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                        IN
------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                         SCHEDULE 13D AMENDMENT NO. 1

                            TRM COPY CENTERS CORP.

        This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Copy Centers Corp. (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 2. Identity and Background.

        Item 2 of the Schedule 13D is hereby amended to add the following:

        Joan Gill is no longer an officer of Laifer Capital Management, Inc. and thus is no longer a "Covered Person."

Item 5. Interest in Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

        (a) Hilltop is the beneficial owner of 369,150 shares (5.7%) of Common Stock.

        Laifer Capital Management, Inc. is the beneficial owner of 690,650 shares (10.5%) of Common Stock. The 690,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

        (i) 369,150 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

        (ii) 321,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

        Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 690,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

        The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 6,529,091 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1996.

        (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 369,150 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

        Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 369,150 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 114,700 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with certain of the Clients the power to dispose and direct the disposition of the 206,800 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

        (c) Each of the Reporting Persons purchased or sold shares of Common Stock of the Issuer during the past sixty days. All such transactions were effected on the open market. Additional information concerning said transactions is contained on Annex A hereto.

               (d)     Not applicable.

               (e)     Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1996

                                        HILLTOP PARTNERS, L.P.

                                        By:    LAIFER CAPITAL MANAGEMENT, INC.,


                                        By:           /s/ Lance Laifer
                                               -------------------------
                                               Lance Laifer, President

                                        LAIFER CAPITAL MANAGEMENT, INC.


                                        By:           /s/ Lance Laifer
                                               -------------------------
                                               Lance Laifer, President


                                                 /s/ Lance Laifer
                                             -------------------------
                                             LANCE LAIFER

                                    Annex A


                                             Laifer        Hilltop       Wolfson         Offshore
Date            Price          Comm.         # Shares      # Shares      # Shares        # Shares          Type
2/5/97          $10.75         $.06          2,000         1,100           500             400                 P

2/5/97          10.875         .06           4,600         2,400         1,400             800                 S

2/25/97          9.50          .06           6,500         4,000         2,500               0                 P

2/27/97          9.50          .06           1,000           600           400               0                 P

3/3/97           9.75          .06           2,500         1,600           900               0                 P

3/4/97           9.75          .06           2,500         1,600           900               0                 P

3/6/97          10.043         .06          17,800        11,100         6,700               0                 P

3/7/97          10.375         .06           2,500         1,600           900               0                 P

3/13/97         10.2917        .06             300           300             0               0                 P

3/19/97         10.25          .06             200           200             0               0                 P

3/20/97         10.333         .06          17,500         9,600         5,800           2,100                 P

3/24/97         10.625         .06           1,000           600           300             100                 P

3/24/97         10.50          .06           2,800         1,600           800             400                 P

3/25/97         10.25          .06           3,000         1,700           900             400                 P

3/26/97         10.25          .06           4,500         2,600         1,300             600                 P

_________________________
P - Purchase
S - Sale